Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share

For the Years Ended December 31, 2008, 2007 and 2006

(Amounts in thousands, except per share data)

	Year Ended December 31,
	2008	2007	2006
Basic - assumes no dilution:
Net income for the period	$10,917	$82,788	$98,708

Weighted average number of common shares outstanding during the period	39,820	43,145	43,012

Net income per share - basic	$0.27	$1.92	$2.29

Diluted - assumes full dilution:
Net income for the period	$10,917	$82,788	$98,708
Interest expense, net of tax, on dilutive Senior Convertible Notes	—	279	1,336

Adjusted net income for the period	$10,917	$83,067	$100,044

Weighted average number of common shares outstanding during the period	39,820	43,145	43,012
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	7	233	114
Common stock units related to Deferred Equity Compensation Plan for Directors	254	228	214
Common stock units related to Deferred Compensation Plan for Employees	215	219	150
Restricted common stock units related to Incentive Compensation Plan	293	342	253
Weighted average number of common equivalent shares to reflect the dilutive effect of Senior Convertible Notes	—	444	2,030

Total common and common equivalent shares adjusted to calculate diluted earnings per share	40,589	44,611	45,773

Net income per share – diluted	$0.27	$1.86	$2.19

Percentage of dilution compared to basic net income per share	—	3.1%	4.4%